UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Enochian Biosciences Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

29350E 104

(CUSIP Number)

William Anderson Wittekind

8581 Santa Monica Blvd. #317

West Hollywood, CA 90069

(424) 279-8792

with a copy to:

Patrick T. McCloskey

McCloskey Law PLLC

425 Madison Avenue, Suite 1700

New York, NY 10017

(646) 970.0611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29350E104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

William Anderson Wittekind

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power 6,429,824[1]
Shares Bene-
ficially by	8.	Shared Voting Power 12,526,552[2]
Owned by Each
Reporting	9.	Sole Dispositive Power 6,429,824[1]
Person With

10.	Shared Dispositive Power 12,526,552[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,956,376

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.2%[3]

14.	Type of Reporting Person (See Instructions) I

_____________________________

1 Consists of (a) 3,615,757 shares owned by Wittekind; (b) 1,313,499 shares owned by Weird Science LLC (“Weird Science”); (c) 633,921 shares owned by the William Anderson Wittekind 2020 Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Wittekind 2020 Annuity Trust”); (d) 450,568 shares owned by the Dybul 2020 Angel Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Dybul 2020 Annuity Trust”); (e) 50,000 shares owned by the Ty Mabry 2021 Annuity Trust, a grantor retained annuity trust of which Wittekind is sole trustee (the “Mabry 2021 Annuity Trust”); and (f) 366,079 shares owned by the William Anderson Wittekind 2021 Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the “Wittekind 2021 Annuity Trust” and, together with the Wittekind 2020 Annuity Trust, the Dybul 2020 Annuity Trust and the Mabry 2021 Annuity Trust, the “Trusts”). In his capacity as the sole manager of Weird Science, Wittekind has sole voting and sole dispositive power over the shares owned by Weird Science. In his capacity as the sole trustee, Wittekind has sole voting power and sole dispositive power over the shares owned by the Trusts.

2 Consists of (a) 88,121 shares owned by Wittekind and Serhat Gumrukcu, Wittekind’s spouse (“Gumrukcu”), as joint tenants with a right of survivorship (“JTWROS”) and (b) 12,438,431 shares owned by Gumrukcu, of which Wittekind shares voting power and dispositive power through a power of attorney dated June 24, 2022 . The shares owned by Gumrukcu are subject to an ex parte writ of attachment that was issued by the United States District Court for the District of Vermont on July 7, 2022 in Estate of Gregory Davis and Melissa Davis v. Serhat Daniel Gumrukcu, (Civil Case No. 5:22-cv-0123-gwc).

3 Based upon 55,507,082 shares of common stock outstanding as of September 30, 2022 as disclosed in the issuer’s Form 10-Q filed with the Commission on March 7, 2023.

EXPLANATORY NOTE

This Amendment No. 11 amends the Schedule 13D filed by Weird Science LLC, a California limited liability company (“Weird Science”) and William Anderson Wittekind, a member and manager of Weird Science (“Wittekind”) with respect to the shares of common stock, par value $0.0001 per share (“Common Stock”) of Enochian Biosciences Inc. (the “Issuer”) received by Weird Science pursuant to that certain Agreement and Plan of Merger dated January 12, 2018 (the “Merger Agreement”) by and among the Issuer (then known as DanDrit BioTech USA, Inc.), DanDrit Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), Enochian Biopharma, Inc., a Delaware corporation (“Target”), and Weird Science, in its capacity as the majority stockholder of the Target, as amended by Amendment No. 1, Amendment No. 2, Amendment 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10 thereto. Wittekind is the sole reporting person under this Amendment No. 11 (the “Reporting Person”).

Capitalized terms used but not defined in this Amendment No. 11 have the meanings given to such terms in the initial Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10 thereto.

Item 1.	Security and Issuer

The address of the principal executive offices of the Issuer is 5151 State University Dr., Bldg #49, Los Angeles, CA 90032.

Item 4.	Purpose of Transaction

The second paragraph in Item 5(c) of this Amendment No. 11 is incorporated by reference into this Item 4.

Item 5.	Interests in Securities of the Issuer

(a)-(b) The information in Items 7-11 and Item 13 of the cover page of this Amendment No. 11, including the accompanying footnotes, is hereby incorporated by reference into this Item 5.

(c)       On or about October 13, 2022 Weird Science received an additional 1,216,467 shares of Common Stock as Earn-Out Stock pursuant to the Merger Agreement, increasing the number of shares of Common Stock owned by Weird Science to 1,313,499. As sole manager of Weird Science, Wittekind has sole voting and dispositive power over such shares.

According to Note 11 in Issuer’s Audited Financial Statements included in the Issuer’s Form 10-K for the fiscal year ended June 30, 2022 (Acquisition of Enochian BioPharma / Contingently issuable shares) (Subsequent Events), the remaining contingent shares of Earn-Out Stock were issued on October 12, 2022. Based solely on the foregoing, the Reporting Person believes that no additional shares of Earn-Out Stock are issuable to Weird Science under the Merger Agreement.

(d)      Not applicable.

(e)      Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 29, 2022 Wittekind and Gumrukcu entered into a Property Status Agreement to evidence and confirm that, with respect to shares of Common Stock held in a joint brokerage account (the “JPM Brokerage Account”) with JPM Securities LLC (“JPM Securities”), despite any applicable community property laws, all shares of Common Stock registered in Gumrukcu’s name are Gumrukcu’s separate property and all shares of Common Stock registered in Wittekind’s name are Wittekind’s separate property. The certificates representing the 3,615,757 shares owned by Wittekind, the certificates representing the 12,438,431 shares owned by Gumrukcu and the certificate representing the 88,121 shares of Common Stock owned by Wittekind and Gumrukcu as JTWROS are held in the JPM Brokerage Account.

On July 7, 2022 in Estate of Gregory Davis v. Serhat Daniel Gumrukcu, (Civil Case No. 5:22-cv-0123-gwc), the United States District Court for the District of Vermont issued an ex parte writ of attachment that included Gumrukcu’s shares of Common Stock.

On August 9, 2022 Wittekind commenced an action against JPM Securities in the Commercial Division of the New York State Supreme Court William Anderson Wittekind v. JP Morgan Securities LLC (Index No. 652799/2022) seeking return of the certificates representing the 3,615,757 shares of Common Stock owned by Wittekind. Such certificates are being held by JPM Securities in the JPM Brokerage Account.

Item 7.	Material to be Filed as Exhibits

Exhibit 10	Property Status Agreement between William Anderson Wittekind and Serhat Daniel Gumrukcu dated June 29, 2022.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 11 is true, complete and correct.

Date: May 19, 2023

/s/ William Anderson Wittekind
WILLIAM ANDERSON WITTEKIND

5

EXHIBIT 10

PROPERTY STATUS AGREEMENT This Agreement is between William Anderson Wittekind ("Anderson") and Serhat Daniel Gumrukcu ("Serhat") and is made with reference to the following facts and objectives: RECITALS: Anderson and Serhat intend, by this Agreement, to clarify that all shares of common stock in Enochian Biosciences Inc. (ENOB) that Anderson holds in JP Morgan Account ending 6024, which has been established, are and shall be confirmed to be Anderson's separate property. Anderson and Serhat intend, by this Agreement, to clarify that all shares of common stock in Enochian Biosciences Inc. (ENOB) that Serhat holds in JP Morgan Account ending 6024, which has been established, are and shall be confirmed to be Serhat's separate property. AGREEMENT In order to give effect to their intent, the parties hereby declare and agree as follows: 1. Anderson and Serhat agree that all shares of common stock in Enochian Biosciences Inc. (ENOB) that are registered to Anderson, are and hereby shall be confirmed to be Anderson's separate property immediately. 2. Anderson and Serhat agree that all shares of common stock in Enochian Biosciences Inc. (ENOB) that are registered to Serhat, are and hereby shall be confirmed to be Serhat's separate property immediately. 3. Anderson and Serhat each hereby irrevocably make whatever gratuitous transmutation, gift, conveyance, assignment, transfer, grant, quitclaim, and release is necessary to accomplish the purposes of this Agreement. 4. Anderson and Serhat agree that this Agreement is specifically intended to be an "express declaration" within the terms of California Family Code §852(a) by each party that shares of common stock in Enochian Biosciences Inc. (ENOB) that are registered to Anderson are Anderson's separate property. 5. Anderson and Serhat agree that this Agreement is specifically intended to be an "express declaration" within the terms of California Family Code §852(a) by each party that shares of common stock in Enochian Biosciences Inc. (ENOB) that are registered to Serhat are Serhat's separate property. 6. This Agreement shall be binding on the respective estates, personal representatives. administrators, executors, successors, and assigns of Anderson and Serhat. 7. If any provision or part of a provision of this Agreement shall be determined to be void or unenforceable by a court of competent jurisdiction, the remainder of the Agreement shall remain valid and enforceable. 8. Except as specifically modified by this instrument, Anderson and Serhat hereby ratify and confirm the status quo of all property characterization agreements, property transmutation agreements, property status agreements, prenuptial agreements, and postnuptial agreements that they have executed previously. 9. All matters pertaining to the validity, construction, interpretation, and effect of this Agreement shall be governed by the laws of the State of California. 10. This Agreement may be executed in counterparts, each of which when so executed and delivered shall be taken to be an original, but such counterparts shall together constitute one and the same document. Executed as of , 2022. at Los Angeles, California William Anderson Wittekind Executed as of , 2022, at Los Angeles, California Serhat Gumrukcu L, . 19 , _2-02- ACKNOWLEDGMENT A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy. or validity of that document. State of California /1 County of 2 On C:1 I I ' ) ) 4-- before me, Andrea Augustson Notary Public (insert name and title of the officer) 6,', ()al/ 1.) ,C. d; _i_ , 1, personally appeared LI i I I i O I&7- dr ieS CY) Lk, I 1 -c../c_i ivi 1.re-v. ha ,f- who proved to me on the basis of satisfactory evidence to be the person(s) whose na e(s) is/are subscribed to the within instrument and acknowledged to me thalhe/she/they executed the same in his/her/their authorized capacity(ieQ, and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(S) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct. ANDREA AUG.:750N WITNESS my hand and official seal. (UAW Signature Notary Poblic - California Yentura County Commission # 2250950 My Comm, Expires Aug 21, 2022 (Seal)